Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Minority Equality Opportunities Acquisition, Inc. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated May 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Minority Equality Opportunities Acquisition, Inc. as of April 21, 2021 and for the period from February 18, 2021 (inception) through April 21, 2021 appearing in the Registration Statement on Form S-1, as filed of Minority Equality Opportunities Acquisition, Inc.

/s/ Marcum llp

Marcum llp

New York, NY

August 25, 2021